SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

XLR MEDICAL CORP.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

983756206

(CUSIP Number)

Bryan Glass

20 West Park Ave.

Suite 207

Long Beach, NY 11561

July 31, 2019

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 983756206

(1)	Names of reporting persons: Bryan Glass
(2)	Check the appropriate box if a member of a group: (a) ☐ (b) ☐
(3)	SEC use only.
(4)	Source of funds: PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: New York

Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power: 12,000,000
	(8)	Shared Voting Power: -0-
	(9)	Sole Dispositive Power: 12,000,000
	(10)	Shared Dispositive Power: -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,000,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 95.94*
(14)	Type of Reporting Person (See Instructions) IN

__________

* This calculation is based upon 12,508,11 shares of common stock of XLR Medical Corp. outstanding as of June 27, 2019, as reported in the issuer’s Registration Statement on Form 10 as filed with the Securities and Exchange Commission on June 27, 2019.

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Item 1. Security and Issuer

The title of the class of equity securities to which this statement relates to is shares of common stock, $0.0001 par value (“Common Stock”), of XLR Medical Corp., a Nevada Corporation (the “Issuer”). The principal offices of the Issuer are located at 20 West Park Avenue, Suite 207, Long Beach, NY 11561.

Item 2. Identity and Background

The person filing this statement is Bryan Glass (“Mr. Glass” or the “Reporting Person”).

The business address of the Reporting Person is 20 West Park Avenue, Suite 207, Long Beach, NY 11561.

The Reporting Person is the President and a director of the Issuer.

The Reporting Person has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person acquired 12,000,000 shares of common stock (the “Shares”) in consideration for the payment of cash in the amount of $120.

Item 4. Purpose of Transaction

The purpose of the acquisition of the Shares by the Reporting Person was to acquire a controlling interest in the Issuer and to manage the process by which the Issuer developed or acquired an operating business. The board of directors of the Issuer authorized the issuance of the Shares by resolution dated November 30, 2018. The Reporting Person is filing this Schedule 13D by reason of the effectiveness of the Issuer’s registration statement on Form 10 which became effective by operation of law on June 29, 2019.

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters but has no present intention of doing so. The Reporting Person has, and by nature of his affiliation may be deemed to have, in the capacity of a director or officer of the Issuer, from time to time reviewed acquisition opportunities and opportunities for the Issuer to undertake fundamental changes in the business conducted or manner of undertaking the current business. Changes in the business, acquisitions or dispositions are the kind of prospective events which could result in changes or volatility in the Issuer’s stock price or trading volume that could result in a corresponding decision by the Reporting Person to exit, or materially increase or decrease, the Reporting Person’s holdings. Such changes could also give rise to adoption of a trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, or influence the Reporting Person to support a proposal submitted for stockholder approval, in particular, if the Reporting Person has an economic interest in such approval, directly or indirectly, for example through ownership interest in the business, acquisition or disposition under consideration. The Issuer’s board of directors has been presented with proposals and proposed term sheets and has undertaken due diligence with respect to various potential acquisitions that, if approved, could lead to an acquisition and adoption of a plan or proposal involving the Reporting Person at any time. Any such event or the adoption of any plan or proposal involving the Reporting Person and the Issuer could be undertaken via a merger, reorganization or liquidation, could result in a sale or transfer of a material amount of assets of the Issuer, could result in a change of the present board of directors or management of the Issuer, could result in a change in present capitalization or dividend policy of the Issuer or other similar event or result. The Reporting Person may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, they have no present intention of doing so.

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Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Person beneficially owns 12,000,000 shares of the Issuer’s common stock, which represents 95.94% of the Issuer’s class of common stock, as reported in the Issuer’s Registration Statement on Form 10 as filed with the Securities and Exchange Commission on June 27, 2019.

(b) The Reporting Person has sole voting and sole dispositive power over the 12,000,000 Shares.

(c) Other than the acquisition of the Shares as reported herein, the Reporting Person has not affected any transactions in any securities of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d) No person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Bryan Glass

Dated: August 5, 2019	/s/ Bryan Glass

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